Exhibit 99.1

Fang Announced Appointment of New President and New COO

BEIJING, China, July 12, 2016 – SouFun Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), the leading real estate Internet portal in China, today announced the appointment of new President, Mr. Jian Liu and the New Chief Operating Officer, Ms. Zhihong Zhang.

Mr. Liu joined Fang in 2000 and most recently has served as the Company’s Chief Operating Officer since 2007. Prior to that, he served as the president of various business divisions, including new home and financial services. Mr. Liu also served as the Chief Information Officer of the Company from 2004 to 2006. Mr. Liu has extensive experience in the business operation and management. He holds a bachelor’s degree from Ningbo University.

The Company also announced the promotion of Ms. Zhang to the Chief Operating Officer. Ms. Zhang has served as senior vice president of the Company since April 2016 and is in charge of the financial and operation optimization. Prior to that, she served as the financial director, vice president of the resale group and vice president of the sales department of the Company. She holds a MBA degree from China Foreign Economic and Trade University.

“Both Mr. Jian Liu and Ms. Zhihong Zhang have been with the Company for more than 16 years. They have extensive experience in different positions with the Company, as well as deep understanding of the industry.” Commented Vincent Mo, the Chairman and CEO of Fang. “I believe it is the right time to further strengthen our core management team as Fang is quickly expanding its E-Commerce business and gaining market share across China. I look forward to working closely with Mr. Liu and Ms. Zhang to drive the transformation and lift the Company to the next level.”

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 629 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, statements regarding Fang’s future financial performance, revenue guidance for 2016, growth and growth rates, and market position and continued business transformation. Statements that are not historical facts, including statements about Fang's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, without limitation, whether the transactions contemplated by the restructuring of Fang’s assets and businesses will receive the requisite approvals and clearance, whether such restructuring will be carried out as planned, the impact of such restructuring on Fang’s assets and businesses, the impact of Fang's transformation from a pure Internet information platform to a transaction-oriented platform, the impact of Fang's implementation of a "zero tolerance policy" that has resulted in dismissal of employees, the impact of the slowdown in China's real estate market on Fang and the impact on revenues of our existing and new service fees reductions, the ability of Fang to retain real estate listing agencies as customers during challenging economic periods, the success of Fang's new business initiatives, the ability of Fang to manage its operating expenses, the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China's real estate market, the impact of competitive market conditions for our services, our ability to maintain and increase our leadership in China's home related internet sector, the uncertain regulatory landscape in China, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our SouFun membership services and SouFun Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services and transactions for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, the quality of the loans we originate and resell and the performance of those loans in the future, our ability to successfully service and process customer loans for our own benefit and for the purchasers of those loans and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

For investor and media inquiries, please contact:

Mr. Kent Cangsang Huang
CFO
Phone: +86-10-5631-9668
Email: huangcangsang@fang.com